Exhibit 99.1

NEWS RELEASE

Toronto, November 4, 2025

Triple Flag Announces Record Operating Cash Flow per Share in Q3 2025

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announced its results for the third quarter of 2025 and declared a dividend of US$0.0575 per common share to be paid on December 15, 2025. Unless otherwise indicated, all amounts are expressed in US dollars.

“2025 has been an exceptional year for Triple Flag to date, during which we executed on several accretive acquisitions, the portfolio performed strongly, and we generated record operating cash flow per share in the third quarter and year to date. I am very pleased that we now expect to achieve sales between the midpoint and high end of GEOs guidance for 2025,” commented Sheldon Vanderkooy, CEO. “Capital deployment in the third quarter was significant, starting with the acquisition of a 1.0% NSR royalty on the world-class Arthur gold project located in Nevada and operated by AngloGold Ashanti. We also acquired a royalty package on Pan American Silver’s producing Minera Florida gold mine in Chile for $23 million, which has an impressive track record of consistent performance and reserve replacement.”

“We have now deployed over $350 million of capital this year, including a royalty on the Tres Quebradas lithium mine in Argentina, precious metals streams on the Arcata and Azuca projects in Peru, as well as an additional copper royalty over the Johnson Camp Mine in Arizona. Both Tres Quebradas and Johnson Camp Mine have recently started production, and we expect Arcata to start in the fourth quarter of 2025. The significant optionality embedded in our large and diversified portfolio has also benefited from the record gold price environment, as assets such as Centerra’s Goldfield project are seeing a renewed focus. Triple Flag has a strong balance sheet in a current net-cash position with an acquisition pipeline that remains strong and active.”

Q3 2025 Financial Highlights

	Q3 2025	Q3 2024
Revenue	$93.5 million	$73.7 million
Gold Equivalent Ounces (“GEOs”)[1]	27,037	29,773
Net (Loss) Earnings/per share	$61.9 million/$0.30	$29.6 million/$0.15
Adjusted Net Earnings2/per share	$49.3 million/$0.24	$28.3 million /$0.14
Operating Cash Flow	$81.4 million	$61.8 million
Operating Cash Flow per Share	$0.39	$0.31
Adjusted EBITDA[3]	$78.5 million	$61.7 million
Asset Margin[4]	93%	92%

GEOs Sold by Commodity and Revenue by Commodity

	Three Months Ended September 30
	2025	2024
GEOs[1]
Gold	19,664	19,845
Silver	7,373	9,928
Total	27,037	29,773

Revenue ($ thousands)
Gold	67,972	49,104
Silver	25,484	24,565
Total	93,456	73,669

Corporate Updates

•	2025 Guidance and 2029 Outlook: Our GEOs sales guidance for 2025 is 105,000 to 115,000 ounces. Based on a gold to silver ratio of 85 for the fourth quarter, we expect to achieve sales between the midpoint and high end of GEOs guidance for 2025.

General administration costs in 2025 are expected to exceed the top end of our guidance range of $25 million due to non-cash, mark-to-market adjustments relating to stock-based compensation as a result of Triple Flag’s strong share price performance throughout the course of the year.

Our 2029 outlook of 135,000 to 145,000 GEOs remains unchanged.

•	Quarterly Cash Dividend: Triple Flag’s Board of Directors approved the declaration of a quarterly cash dividend of $0.0575 per common share to be paid on December 15, 2025, to the shareholders of record at the close of business on December 1, 2025.

•	Acquisition of 0.8% - 1.5% NSR Royalties on Minera Florida in Chile: During the third quarter of 2025, Triple Flag acquired, from the Zauschkevich family, three NSR royalties on all metals sold from the producing Minera Florida mine, ranging from 0.8% to 1.5%. Total cash consideration was $23 million.

Minera Florida is 100%-owned and operated by Pan American Silver Corp. (“Pan American”) through its wholly owned subsidiary, Minera Florida Ltda. The asset is located approximately 75 km southwest of Santiago in Chile, and produces mainly gold and silver doré, with a zinc concentrate byproduct. These NSR royalties cover the current areas of production and exploration focus at Minera Florida, as well as other prospective regions of exploration upside, and have paid approximately $10 million from 2017 to 2024.

Production at Minera Florida commenced in 1986. Pan American acquired the asset in March 2023 pursuant to its acquisition of Yamana Gold Inc. The mine has a long history of continuous operation and reserve replacement, and has produced over 2.5 million ounces of gold and 14 million ounces of silver since commissioning. Current exploration is focused on areas that are down dip and lateral to the core mine infrastructure, with near-site exploration to the north, east and at depth where veins are underexplored.

As of June 30, 2025, proven and probable reserves total 2.6 million tonnes grading 3.20 g/t Au and 19 g/t Ag, containing 271 thousand ounces of gold and 1.6 million ounces of silveri. Measured and indicated resources (exclusive) total 4.0 million tonnes grading 3.16 g/t Au and 19 g/t Ag, containing 405 thousand ounces of gold and 2.4 million ounces of silveri. Inferred resources total 5.7 million tonnes grading 2.85 g/t Au and 16 g/t Ag, containing 520 thousand ounces of gold and 2.9 million ounces of silveri. Please refer to Pan American’s Reserves and Resources webpage for more detailed information.

2025 production guidance for Minera Florida is 78 to 90 thousand ounces of gold and 0.45 million ounces of silver. Historical annual gold production at Minera Florida has ranged from approximately 75 to 100 thousand ounces of gold.

Quarterly Portfolio Updates

Australia:

•	Northparkes (54% gold stream and 80% silver stream): Sales from Northparkes in Q3 2025 were a record 10,617 GEOs.

Mining of the E31 and E31N open pits was completed in the first quarter of 2025 as planned, with material stockpiled. Evolution Mining Limited (“Evolution”) continues to expect higher-gold-grade stockpiled ore from E31 and E31N to contribute to processed feed and support stream deliveries through 2025.

Development of the sub-level cave (“SLC”) at E48 commenced in July 2024. As planned, production from the E48 SLC started in the second half of 2025, with this mining area expected to ramp up through 2026. A pre-feasibility study was completed in the first quarter of 2025, with a gold grade of 0.39 g/t Au for the E48 SLC. The outcome of this study is being integrated with the life of mine plan at Northparkes to confirm the development schedule and optimized production profile.

First production from the E22 orebody is expected during Evolution’s fiscal year ending June 30, 2029, subject to the completion of economic studies and board approval, with a previously disclosed reserve grade of 0.37 g/t Au.

•	Beta Hunt (3.25% GR gold royalty and 1.5% NSR gold royalty): Royalties from Beta Hunt in Q3 2025 equated to 1,120 GEOs.

The expansion project to achieve consistent mine throughput at Beta Hunt of 2 million tonnes per annum continues to advance, with recent capital investment focused on upgrades to primary ventilation, mine pumping and water supply. Westgold Resources Limited (“Westgold”) expects the mine expansion project at Beta Hunt to deliver higher steady-state productivity by the first half of 2026.

Following the declaration of a maiden resource in June 2025, infill and extensional drilling to determine the potential scale of the Fletcher Zone continues to be advanced before its integration into a life of mine plan. The Fletcher Zone is a significant discovery at Beta Hunt that is interpreted to represent a new gold mineralized structure parallel to the Western Flanks deposit of the mine and located 50 meters to the west. Western Flanks is currently the primary source of gold ore for Beta Hunt.

•	Fosterville (2.0% NSR gold royalty): Royalties from Fosterville in Q3 2025 equated to 746 GEOs. In February 2025, Agnico Eagle Mines Limited (“Agnico Eagle”) released an updated three-year outlook. The operator expects Fosterville to produce between 140,000 to 160,000 ounces of gold in each of 2025, 2026 and 2027. Technical evaluations and drilling are ongoing to evaluate the potential to increase production at Fosterville to an average of approximately 175,000 ounces of gold per year, with a ramp-up in performance potentially starting in 2027.

•	Henty (3.0% GR gold royalty): Royalties from Henty in Q3 2025 equated to 314 GEOs. In May 2025, Kaiser Reef Limited (“Kaiser Reef”) acquired the Henty underground gold mine in Tasmania from Catalyst Metals Limited. Kaiser Reef’s cornerstone asset is Henty and, since acquiring the asset, the operator has focused on mill throughput expansion initiatives and mine life extension drilling. A near-term focus for Kaiser Reef is to increase annual gold production to 30,000 ounces from approximately 24,000 ounces currently. Recent exploration success has also established a minimum six-year reserve mine life.

•	Mt Carlton (2.5% NSR gold, silver and copper royalty): In October 2025, PT Bumi Resources Tbk (“Bumi”) acquired the Mt Carlton gold mine in Australia via the acquisition of Wolfram Limited. Mt Carlton was in production from 2013 to 2023 and is currently in care and maintenance. Bumi is based in Indonesia and is one of the world’s largest global coal companies. As disclosed by Bumi, the acquisition of Mt Carlton is aligned with their strategy of commodity diversification into assets that could enter production in the near term, with Mt Carlton commercial production expected by June 2026 as an open-pit operation.

Latin America:

•	Cerro Lindo (65% silver stream): Sales from Cerro Lindo in Q3 2025 were 4,443 GEOs.

Under the stream agreement with Nexa Resources S.A. (“Nexa”), we receive 65% of payable silver from Cerro Lindo until 19.5 million ounces have been delivered, and 25% thereafter. As of September 30, 2025, 18.2 million ounces of silver have been delivered under the stream agreement with Nexa since inception. We continue to expect a step-down in the stream rate from 65% to 25% starting in 2026.

•	Buriticá (100% silver stream, fixed ratio to gold): Sales from Buriticá in Q3 2025 were 2,063 GEOs.

Despite the ongoing presence of illegal miners, Buriticá has been able to maintain overall steady operations. The operator continues to engage closely with the surrounding community on illegal mining with support from national institutions, including the National Police of Colombia.

During the third quarter of 2025, Zijin Mining Group Co., Ltd. (“Zijin”) completed the spin-off of its overseas gold assets into a subsidiary known as Zijin Gold International Company Limited, which includes Buriticá as a cornerstone mine.

•	Camino Rojo (2.0% NSR gold royalty on oxides): Royalties from Camino Rojo in Q3 2025 equated to 403 GEOs. 2025 production guidance for Camino Rojo of 95,000 to 105,000 ounces of gold is unchanged.

•	Tres Quebradas (0.5% GR lithium royalty): In September 2025, Zijin announced first production from the 100%-owned Tres Quebradas lithium salar brine asset in Argentina. Under the current Phase 1, Triple Flag continues to expect the Tres Quebradas royalty to ramp up over a three-year period to a steady state of approximately 1,000 GEOs per year.

Preliminary work on the Phase 2 expansion is being advanced by Zijin. Should Phase 2 proceed, nameplate annual production capacity at Tres Quebradas would increase by 40,000 tonnes of lithium carbonate equivalent (“LCE”) to a total capacity of 60,000 to 80,000 tonnes of LCE.

•	Arcata (5% silver and gold streams): The restart of the Arcata silver and gold mine in Peru remains on-track for first production in the fourth quarter of 2025. Sierra Sun Precious Metals S.A.C., the operator, intends to restart Arcata in multiple phases to generate cash flow for an ongoing ramp-up to steady state. Triple Flag continues to expect GEOs from Arcata to rise over the course of this ramp-up to approximately 5 to 6 thousand GEOs per year by 2028.

•	Ana Paula (2.0% NSR gold and silver royalty): Heliostar Metals Ltd. (“Heliostar”) announced that a preliminary economic assessment (“PEA”) on the 100%-owned, high-grade Ana Paula underground gold project is expected to be released in the fourth quarter of 2025. Subsequently, a feasibility study will be completed near the end of 2026 to facilitate a construction decision. Subject to the completion of financing, Heliostar expects production at Ana Paula to commence in 2028, ramping up to steady-state annual production of 100,000 ounces of gold.

Current drilling at Ana Paula is focused on resource upgrade drilling to support a minimum 10-year mine life for the upcoming feasibility study. In October 2025, Heliostar disclosed that drilling has consistently returned wide intervals of high-grade assays with good continuity.

•	Romero (1.25% NSR gold and copper royalty): During the third quarter of 2025, GoldQuest Mining Corp. announced the commencement of the Environmental and Social Impact Assessment for its 100%-owned Romero underground gold-copper project in the Dominican Republic. Both the environmental and exploitation licenses for project are expected to be received in the second half of 2026.

Additionally, a feasibility study for Romero has commenced and is anticipated to be completed in the first half of 2026. The last economic study completed on Romero was a pre-feasibility study released in 2016.

North America:

•	Young-Davidson (1.5% NSR gold royalty): Royalties from Young-Davidson in Q3 2025 equated to 669 GEOs. In October 2025, Alamos Gold Inc. revised 2025 production guidance for Young-Davidson to 160,000 to 165,000 ounces of gold (from 175,000 to 190,000 ounces previously).

•	Florida Canyon (3.0% NSR gold royalty): Royalties from Florida Canyon in Q3 2025 equated to 628 GEOs.

In October 2025, Integra Resources Corp. (“Integra”) announced results from an ongoing 16,000-meter drill program designed to support oxide mine life extension at Florida Canyon. A focus of this program is to test the potential of near-surface oxide material from historical waste dumps. Based on assays received, total preliminary volume and grade estimates from these dumps total approximately 34 to 56 million tonnes at a grade of 0.11 to 0.25 g/t Auii. Another focus of this program has been on expanding in-situ resources between existing open pits, which has returned consistent gold grades with heap leach potential, including 0.81 g/t Au over 76.2 metersii. The current reserve grade at Florida Canyon is 0.35 g/t Au and was based on a gold price of $1,800/oziii.

Integra expects to provide a mineral reserve and resource update as well as a revised life of mine plan for Florida Canyon in the first half of 2026.

•	Kensington (1.25% NSR gold royalty): Royalties from Kensington in Q3 2025 equated to 346 GEOs. In October 2025, Coeur Mining, Inc. (“Coeur”) increased 2025 gold production guidance for Kensington to 98,500 to 108,500 ounces (from 92,500 to 107,500 ounces previously) based on strong year-to-date performance and higher expected mining face availability in the fourth quarter.

Coeur’s ongoing exploration at Kensington has continued to yield encouraging results that are expected to positively impact the asset’s upcoming reserve and resource update.

•	Gunnison and Johnson Camp Mine (3.5% to 16.5% copper stream and 3.0% GR copper royalty): On May 15, 2024, Nuton LLC, a Rio Tinto venture, announced that it elected to proceed to Stage 2 of a two-stage work program on the use of copper heap leach technologies for primary sulphide mineralization at Gunnison Copper Corp.’s 100%-owned Johnson Camp Mine (“JCM”) in Arizona.

Triple Flag owns a 3.0% GR royalty on JCM, which is also within the coverage area of the Company’s separate oxide copper stream on the Gunnison property.

In September 2025, the operator announced first copper sales from JCM, in line with their market guidance. JCM’s annual nameplate capacity is 25 million pounds of copper cathode.

•	Sleeping Giant (1.5% NSR gold royalty): During the third quarter of 2025, the Sleeping Giant gold mine located in Quebec, Canada reported first gold pour. Abcourt Mines Inc., the operator, exercised a royalty rate buydown of 0.5% in exchange for cash consideration of $2 million. Prior to September 22, 2028, the operator may elect to further buy down the royalty rate by an additional 0.5% for $4 million in cash. The Sleeping Giant royalty asset was acquired through the Maverix Metals transaction completed in January 2023.

•·	Arthur (1.0% NSR gold royalty): On August 1, AngloGold Ashanti plc announced that the pre-feasibility study for the 100%-owned Arthur oxide gold project in Nevada is on track for completion in early 2026. Ten drill rigs were turning at Arthur during the first half of 2025, focusing on definition drilling at the central 3500 domain at Merlin to support a resource update and improve geological modeling. In total, 45 kilometers were drilled in the first half of 2025 for $24.1 million.

•·	Hope Bay (1.0% NSR gold royalty): Agnico Eagle announced that site infrastructure upgrades at the 100%-owned Hope Bay underground project continued to advance during the third quarter of 2025 as part of a $97 million investment program aimed at potential redevelopment. The existing mill at the Doris deposit was fully dismantled and the jetty expansion was completed ahead of the sealift season. An internal technical evaluation on the potential for a 400,000 ounces per year of gold production scenario at Hope Bay remains on track for the first half of 2026.

Separately, exploration drilling continues to return positive results, including 16.9 g/t Au over 4.6 meters and 12.7 g/t Au over 9.3 meters, indicating the potential for mineral resource expansion at depth and along strike at the Patch 7 zone of the Madrid deposit.

•·	Eskay Creek (0.5% NSR gold and silver royalty): In April 2025, Skeena Resources Limited submitted an Environmental Assessment application for the 100%-owned, fully financed Eskay Creek gold and silver project. Eskay Creek has been recognized as a project to be fast tracked by the Province of British Columbia, and an environmental assessment certificate is expected to be received in the fourth quarter of 2025.

•	Queensway (0.2% to 0.5% NSR gold royalty): In July 2025, New Found Gold Corp. (“New Found”) released a PEA for the 100%-owned Queensway project in Newfoundland. The study highlighted a phased open pit and underground project design, expected to produce 1.5 million ounces of gold over a 15-year mine life. Following the closing of the acquisition of Maritime Resources Corp. by the end of 2025, New Found will have a mill located 180 kilometers away to potentially process Queensway ore.

An updated resource estimate for Queensway is expected in the first half of 2026. Subject to the completion of permitting, New Found expects first gold in the second half of 2027 from open pit operations.

•	South Railroad (2.0% NSR gold and silver royalty, partial coverage): In August 2025, Orla Mining Ltd. (“Orla”) announced that the Notice of Intent for the 100%-owned South Railroad heap leach project in Nevada was published, which formally initiates the federal permitting process under the National Environmental Policy Act. Orla expects a record of decision for South Railroad by mid-2026, and first gold production in 2028.

•	Cove (1.5% and 2.0% NSR gold and silver royalty, partial coverage): In August 2025, i-80 Gold Corp. (“i80”) announced that a feasibility study for the 100%-owned Cove underground gold project located in Nevada is expected to be completed in the first quarter of 2026, which will incorporate new infill drill data and metallurgical work. A PEA previously completed in the first quarter of 2025 highlighted a project designed to produce an average of 100,000 ounces of gold per year upon ramp-up over an eight-year mine life. i-80 expects permitting to be completed by the end of 2027, with production commencing in mid-2029.

•	Fenn-Gib (1.0% to 1.5% NSR gold royalty): Fenn-Gib is a gold project, 100%-owned and operated by Mayfair Gold Corp. (“Mayfair”), which straddles the Pipestone fault in Northern Ontario. In October 2025, Mayfair reiterated that the pre-feasibility study for a 4,800 tpd open pit operation at Fenn-Gib is on track for completion by the end of 2025. To support the study, a 20,000-meter drill program will be completed to improve confidence in the mining of a near-surface, high-grade zone in the early years of Fenn-Gib’s mine life. Permitting is expected to commence at the start of 2026.

The current resource at Fenn-Gib totals 181.3 million tonnes grading 0.74 g/t Au containing 4.3 million ounces of gold in the indicated category, and 8.92 million tonnes grading 0.49 g/t Au containing 141 thousand ounces of gold in the inferred categoryiv.

•	DeLamar (2.5% NSR gold and silver royalty): In September 2025, Integra announced that the United States Bureau of Land Management (the “BLM”) has accepted the Mine Plan of Operations for the 100%-owned DeLamar heap leach project in Idaho. This determination is a key milestone on the permitting path for the project, which will allow for the publication of a Notice of Intent by the BLM to kick off the Environmental Impact Statement process.

Next steps to advance DeLamar into production include the completion and announcement of an updated feasibility study by the end of 2025.

•	Converse (5.0% NSR gold and silver royalty): In September 2025, Axcap Ventures Inc. (“Axcap”) announced that the former principals of Roxgold Inc. will join Axcap as the management team. Axcap will be led by John Dorward as CEO and Executive Chair, and its flagship asset is the 100%-owned Converse heap leach gold project in Nevada. A PEA is expected to be completed in the second quarter of 2026. Converse is located adjacent to SSR Mining Inc.’s Marigold heap leach project.

Current resources at Converse total 330.1 million tonnes grading 0.53 g/t Au containing 5.57 million ounces of gold in the measured and indicated category, and 24.8 million tonnes grading 0.53 g/t Au containing 0.42 million ounces of gold in the inferred categoryv.

Rest of World:

•	Impala Bafokeng (70% gold stream): Sales from Impala Bafokeng in Q3 2025 were 1,362 GEOs. Development of the asset’s value driver, Styldrift, remains ongoing, with a steady ramp-up expected to deliver improved efficiencies given current market conditions. In 2024, Impala Platinum Holdings Limited (“Implats”) commenced a restructuring process at Impala Bafokeng to rationalize and optimize labor deployment across corporate and operational functions. The integration of processing facilities across the Western Limb operations of Impala Rustenburg and Impala Bafokeng has resulted in improved plant availability and recovery. Implats continues to expect monthly milled throughput of 230 thousand tonnes at Styldrift by the end of its 2027 fiscal year.

•	Agbaou (3.0% gold stream and 2.5% NSR gold royalty) and Bonikro (3.0% gold stream): For Agbaou, sales from our stream interest were 641 GEOs and royalties equated to 373 GEOs in Q3 2025. For Bonikro, sales from our stream interest were 900 GEOs in Q3 2025.

Through 2026 and 2027, the operator expects to annually produce at least 87,000 ounces of gold at Agbaou and approximately 100,000 ounces of gold at Bonikro. Separately, Allied Gold Corporation continues to advance initiatives to implement a centralized management model for both Agbaou and Bonikro, as both mines are contiguous to each other, with the two processing plants located only 20 km apart.

The operator expects to provide an update for the Oumé satellite deposit in the fourth quarter of 2025.

•	ATO (25% gold stream and 50% silver stream): In March 2025, Triple Flag filed a statement of claim in the Ontario Superior Court of Justice for the immediate delivery of 1,650 ounces of gold, representing the outstanding gold ounces under the previously announced prepaid gold agreement with Steppe Gold Ltd. (“Steppe Gold”).

As of September 30, 2025, Steppe Gold’s subsidiary remained in default of its delivery obligations under the ATO streaming agreement. On October 7, 2025, Triple Flag filed a Request for Arbitration with the International Court of Arbitration relating to the Steppe Gold stream agreement, requesting specific performance of the sale and delivery of the outstanding gold and silver, which stood at 1,139 ounces of gold and 8,332 ounces of silver as of June 30, 2025. Obligations under the streams are guaranteed. Triple Flag is in discussions with Steppe Gold and related parties, while Triple Flag pursues legal enforcement.

•	Koné (2.0% NSR gold royalty, partial coverage): In October 2025, Montage Gold Corp. announced that Koné project construction remains on schedule and on budget for first gold pour in the second quarter of 2027. Key development updates during the past quarter include the completion of mill foundations and water supply infrastructure, as well as the erection of six carbon-in-leach tanks.

•	Enchi (2.0% NSR gold royalty): In October 2025, Newcore Gold Ltd. announced that a pre-feasibility study for the 100%-owned Enchi gold project in Ghana is expected to be released in the first half of 2026, which will include the results of an ongoing 45,000-meter drill program. All deposits and targets remain open along strike and at depth. Based on an April 2024 preliminary economic assessment, Enchi is designed as an open pit, heap leach operation producing an average of 120,000 ounces of gold annually over a 9-year mine life. Asante Gold Corporation’s Chirano gold mine is located 50 kilometers northeast of Enchi.

•	Prieska (0.8% GR copper, zinc, gold and silver royalty): In September 2025, Orion Minerals Limited announced that it has signed a non-binding term sheet with Glencore plc for concentrate offtake financing of $200 to $250 million for the fully permitted Prieska copper-zinc project in South Africa.

Triple Flag has the right, but not the obligation, to acquire a fixed ratio gold and silver stream on Prieska for $80 million, to be drawn down in tranches alongside other sources of funding during development. Among other events, this is conditional upon South African regulatory approvals, the mine development being fully funded, and finalization of an executable mine plan to Triple Flag’s satisfaction. Further details on our next steps will be provided in due course.

Conference Call Details

A conference call and live webcast presentation will be held on November 5, 2025, starting at 9:00 a.m. ET (6:00 a.m. PT) to discuss these results. The live webcast can be accessed by visiting the Events and Presentations page on the Company’s website at: www.tripleflagpm.com. An archived version of the webcast will be available on the website for one year following the webcast.

Live Webcast:	https://events.q4inc.com/attendee/532558785

Dial-In Details:	Toll-Free (U.S. & Canada): +1 (888) 330-2384 International: +1 (647) 800-3739 Conference ID: 4548984, followed by # key

Replay (Until November 19):	Toll-Free (U.S. & Canada): +1 (800) 770-2030 International: +1 (647) 362-9199 Conference ID: 4548984, followed by # key

About Triple Flag Precious Metals Corp.

Triple Flag is a precious metals streaming and royalty company. We offer investors exposure to gold and silver from a total of 239 assets, consisting of 16 streams and 223 royalties, primarily from the Americas and Australia. These streams and royalties are tied to mining assets at various stages of the mine life cycle, including 33 producing mines and 206 development and exploration stage projects and other assets. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

Qualified Person

James Lill, Director, Mining for Triple Flag Precious Metals Corp. and a “qualified person” under NI 43-101 has reviewed and approved the written scientific and technical disclosures contained in this press release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release includes, but is not limited to, statements with respect to the Company’s annual guidance, operational and corporate developments for the Company; developments, outlook, upside and growth potential in respect of the Company’s portfolio of royalties and streams and related interests and those developments at certain of the mines, projects or properties that underlie the Company’s interests and our assessments of, and expectations for, future periods (including, but not limited to, the long-term production outlook for GEOs), the conduct of the conference call to discuss the financial results for the third quarter of 2025; expectations with respect to the completion and timing of any report, guidance, study or other disclosure to be made by the operators of the mines, projects or properties that underlie the Company’s interests; statements relating to ongoing discussions, negotiations and proceedings with Steppe Gold and the results of those discussions, negotiations and proceedings (including any legal enforcement). Our assessments of and expectations for future periods described in this news release, including our future financial outlook and anticipated events or results, business, financial position, business strategy, growth plans, strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives, are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions considering our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our most recently filed annual information form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this news release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this news release may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty, or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

Endnotes

Endnote 1: Gold Equivalent Ounces (“GEOs”)

		2025
($ thousands, except average gold price and GEOs information)	Q3	Q2	Q1	Nine months ended September 30
Revenue	93,456	94,087	82,245	269,788
Average gold price per ounce	3,457	3,280	2,860
GEOs	27,037	28,682	28,761	84,480

1.	GEOs are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

		2024
($ thousands, except average gold price and GEOs information)	Q3	Q2	Q1	Nine months ended September 30
Revenue	73,669	63,581	57,528	194,778
Average gold price per ounce	2,474	2,338	2,070
GEOs	29,773	27,192	27,794	84,759

2.	GEOs are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

Endnote 2: Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-IFRS financial measure, which excludes the following from net earnings:

•	impairment charges, write-downs, and reversals, including expected credit losses;

•	gain/loss on sale or disposition of assets/mineral interests;

•	foreign currency translation gains/losses;

•	increase/decrease in fair value of investments and prepaid gold interests;

•	non-recurring charges; and

•	impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments and prepaid gold interests, and non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings (Loss) to Adjusted Net Earnings

	Three months ended		Nine months ended
	September 30		September 30
($ thousands, except share and per share information)	2025	2024	2025	2024
Net earnings (loss)	$61,916	$29,649	$163,173	$(64,364)
Impairment (reversal) charges and expected credit losses[1,2]	(1,800)	—	(4,300)	148,034
Gain on disposition of mineral interests	(1,356)	—	(1,356)	—
Foreign currency translation loss (gain)	490	(10)	465	(105)
Increase in fair value of investments and prepaid gold interests	(13,013)	(1,780)	(25,546)	(5,526)
Income tax effect	3,055	468	5,468	(4,628)
Adjusted net earnings	$49,292	$28,327	$137,904	$73,411
Weighted average shares outstanding – basic	206,044,876	201,456,258	202,626,906	201,282,930
Weighted average shares outstanding – diluted	206,656,475	202,069,853	203,128,137	201,282,930
Net earnings per share – basic	$0.30	$0.15	$0.81	$(0.32)
Net earnings per share – diluted	0.30	0.15	0.80	(0.32)
Adjusted net earnings per share – basic and diluted	$0.24	$0.14	$0.68	$0.36

1.	Impairment reversals for the three and nine months ended September 30, 2025 are due to a reversal of impairment losses relating to previous impairments taken on the Elevation loan receivables, following a recovery under a formal CCAA process.

2.	Impairment charges and expected credit losses for the three and six months ended June 30, 2024, are largely due to impairments taken on the Nevada Copper stream and related interests as well as impairments taken on the Elevation Gold stream and related interests

Endnote 3: Adjusted EBITDA

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

•	income tax expense;

•	finance costs, net;

•	depletion and amortization;

•	impairment charges, write-downs, and reversals, including expected credit losses;

•	gain/loss on sale or disposition of assets/mineral interests;

•	foreign currency translation gains/losses;

•	increase/decrease in fair value of investments and prepaid gold interests;

•	non-cash cost of sales related to prepaid gold interests and other; and

•	non-recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ’‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs net, and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments and prepaid gold interests, non-cash cost of sales related to prepaid gold interests and other and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings (Loss) to Adjusted EBITDA

	Three months ended		Nine months ended
	September 30		September 30
($ thousands)	2025	2024	2025	2024
Net earnings (loss)	$61,916	$29,649	$163,173	$(64,364)
Finance costs, net	1,382	1,499	2,884	4,172
Income tax expense	6,981	1,272	15,566	4,250
Depletion and amortization	18,714	21,578	60,110	56,629
Impairment (reversal) charges and expected credit losses[1,2]	(1,800)	—	(4,300)	148,034
Non-cash cost of sales related to prepaid gold interests and other	3,839	9,494	13,018	14,130
Foreign currency translation loss (gain)	490	(10)	465	(105)
Increase in fair value of investments and prepaid gold interests	(13,013)	(1,780)	(25,546)	(5,526)
Adjusted EBITDA	$78,509	$61,702	$225,370	$157,220

1.	Impairment reversals for the three and nine months ended September 30, 2025 are due to a reversal of impairment losses relating to previous impairments taken on the Elevation loan receivables, following a recovery under a formal CCAA process.

2.	Impairment charges and expected credit losses for the three and six months ended June 30, 2024, are largely due to impairments taken on the Nevada Copper stream and related interests as well as impairments taken on the Elevation Gold stream and related interests.

Endnote 4: Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS Accounting Standards financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and other and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and asset margin to evaluate our performance in increasing revenue, containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS Accounting Standards measure:

	Three months ended		Nine months ended
	September 30		September 30
($ thousands except Gross profit margin and Asset margin)	2025	2024	2025	2024
Revenue	$93,456	$73,669	$269,788	$194,778
Less: Cost of sales	(29,397)	(37,006)	(93,459)	(85,952)
Gross profit	64,059	36,663	176,329	108,826
Gross profit margin	69%	50%	65%	56%
Gross profit	$64,059	$36,663	$176,329	$108,826
Add: Depletion	18,628	21,492	59,854	56,368
Add: Non-cash cost of sales related to prepaid gold interests and other	3,839	9,494	13,018	14,130
	86,526	67,649	249,201	179,324
Revenue	93,456	73,669	269,788	194,778
Asset margin	93%	92%	92%	92%

i Refer to Pan American’s press release dated September 11, 2025, “Pan American Silver Reports Mineral Reserves and Mineral Resources as at June 30, 2025”

ii Refer to Integra’s press release dated October 9, 2025, “Integra Announces Results From Near-Mine Oxide Gold Drilling at Florida Canyon; Initial Dump Volume and Grade Estimates Underscore Near-Term Growth Potential”

iii Refer to Integra’s Annual Information Form for the year-ended December 31, 2024, dated March 26, 2025

iv Refer to Mayfair’s press release dated September 10, 2024, “Mayfair Gold Updates Fenn-Gib Open-Pit Mineral Resource and Initiates an Expanded Metallurgical Test Program”.

v Refer to Axcap’s technical report entitled, “Amended and Restated NI 43-101 Technical Report and Mineral Resource Update, Converse Property, Humboldt County, Nevada, USA” dated effective February 13, 2025 which is available on SEDAR+ at www.sedarplus.ca.